Exhibit 21.1

Subsidiaries

RF Industries, Ltd. owns 100% of the capital stock of each of the following subsidiaries:

•	Cables Unlimited, Inc., a New York corporation
•	Rel-Tech Electronics, Inc., a Connecticut corporation
•	Comnet Telecom Supply Inc., a New York corporation